Exhibit 99.1

ASM International N.V.

ASM International N.V. Shareholders support Management and

Supervisory Boards at EGM

BILTHOVEN, the Netherlands, November 27, 2006 – ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) released the voting results for proposals presented at the Extraordinary General Meeting of Shareholders (EGM) held today in Zeist, the Netherlands. Shareholders supported the Company’s Boards on all proposals: the appointment of directors; the viability of the current corporate structure; and changes in the Company’s Articles of Association.

Election of Directors

ASMI congratulates Mr. Lee Wai Kwong, CEO-elect of ASM Pacific Technology, Ltd., on his appointment to the Management Board, effective January 1, 2007; and Mr. Heinrich W. Kreutzer on his appointment to the Supervisory Board effective immediately.

Motion to Split ASMI Front-end and Back-end Activities

Shareholders strongly supported Management’s position that the present corporate structure combining wafer processing and assembly/packaging activities offers the greatest potential for ASMI’s future and for improving shareholder value. A significant majority of the votes cast voted against a non-binding motion to split ASMI’s businesses into two separate components.

Articles of Association

ASMI shareholders also approved changes in the Company’s Articles of Association, which among other matters increase shareholder participation in voting procedures for the appointment of Management and Supervisory Board members.

Commenting on the outcome of the voting, Arthur del Prado, ASMI President and CEO, said, “Shareholders have strongly expressed their views on the corporate structure. Management will continue to focus on bringing front-end operations to consistent profitability in the near future and continue to build a strong, innovative company that will promote the growth of shareholder value.”

About ASM International

ASM International N.V., headquartered in Bilthoven, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at http://www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

Contacts:

Naud van der Ven, CFO ASM International; + 31 30 229 85 40

Erik Kamerbeek, Director of Investor Relations; + 31 30 229 85 00

Mary Jo Dieckhaus, US Investor Relations; +1 212 986 29 00

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